

October 26, 2021

Gil M. Labrucherie
Chief Operating Officer and Chief Financial Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, CA 94158

Re: Nektar Therapeutics
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 6, 2021
File Number 000-24006

Dear Mr. Labrucherie:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for Quarterly Period Ended June 30, 2021

Notes to Condensed Consolidated Financial Statements
Note 4 - Co-Development Agreement with SFJ Pharmaceuticals and Development Derivative Liability, page 16

1. Please provide us with your accounting analysis supporting the classification of this co-development agreement as a derivative liability. As part of your response, please explain how you determined the agreement met the definition of a derivative under ASC 815 as well as your consideration of any applicable scope exceptions. Please also explain how you determined that changes in the fair value of your development derivative liability should be classified as non-operating income/expense in your Statement of Operations given that product development is integral to your operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at 202-551-3613 or Angela Connell, Branch Chief, at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences